UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Franklin Limited Duration Income Trust
(Name of Issuer)

Auction Rate Preferred Shares
(Title of Class of Securities)

35472T200 35472T309 35472T408
(CUSIP Number)

Marc Collins RiverNorth Capital Management, LLC 325 N. LaSalle St., Suite 645 Chicago, Illinois 60654-7030 (312) 445-2251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35472T200
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RiverNorth Capital Management, LLC I.R.S. Identification No.: 27-1560688

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,820*

	8	SHARED VOTING POWER
—

	9	SOLE DISPOSITIVE POWER
1,820*

	10	SHARED DISPOSITIVE POWER
—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,820*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.	35472T200
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RiverNorth Capital Partners, L.P. I.R.S. Identification No.: 20-8247249

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
—

	8	SHARED VOTING POWER
646

	9	SOLE DISPOSITIVE POWER
—

	10	SHARED DISPOSITIVE POWER
646

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	35472T200
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RiverNorth Institutional Partners, L.P. I.R.S. Identification No.: 27-1087172

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
—

	8	SHARED VOTING POWER
1,165

	9	SOLE DISPOSITIVE POWER
—

	10	SHARED DISPOSITIVE POWER
1,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,165

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.  Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D filed on August 22, 2016 (the “Original Schedule 13D”) relates to Auction Rate Preferred Shares, Series M, W and F, having a liquidation value of $25,000 per share plus accumulated and unpaid dividends (the “ARPS”), of Franklin Limited Duration Income Trust, closed-end management investment company (the “Issuer”).  All series of ARPS of the Issuer are treated herein as a single class of securities. The Issuer’s principal executive offices are located at One Franklin Parkway, San Mateo, California 94403.
Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D.  Except as amended or supplemented below, the information set forth in the Original Schedule 13D remains unchanged.
Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby supplemented to read as follows:
(a)-(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
(c) The following transaction(s) in the ARPS were effected by the Reporting Persons during the past sixty days:
Date	Nature of Transaction	No. of Shares	Price
10/27/16	Purchase	24	93.5% of par

Item 7.  Material to Be Filed as Exhibits.

Exhibit  Description
99.1    Joint Filing Agreement, dated as of August 19, 2016, by and among the Reporting Persons (incorporated by reference to exhibit 99.1 of Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2016

RiverNorth Capital Management, LLC

By:	/s/Marcus Collins
Name: Marcus Collins
Title: General Counsel and Chief Compliance Officer
RiverNorth Capital Partners, L.P. By: RiverNorth Capital Management, LLC, General Partner

By:	/s/Marcus Collins
Name: Marcus Collins
Title: General Counsel and Chief Compliance Officer
RiverNorth Institutional Partners, L.P. By: RiverNorth Capital Management, LLC, General Partner

By:	/s/Marcus Collins
Name: Marcus Collins
Title: General Counsel and Chief Compliance Officer